Effective at the close of business on May 25, 2007, the Fund acquired the net assets of Atlas
California Municipal Bond Fund in a
tax-free exchange for Class A shares of the Fund.
Shares were issued to shareholders of Atlas
California Municipal Bond Fund at an
exchange ratio of 1.05
for Class A shares of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $13,767,353.
The aggregate net assets of the Fund and Atlas
California Municipal Bond Fund immediately prior to the acquisition were $40,512,845 and $456,406,734, respectively. The aggregate net assets of the Fund immediately after the acquisition were $496,919,579.